Execution Copy

REGISTRATION RIGHTS AGREEMENT

dated February 27, 2009

between

INTEROIL CORPORATION

and

MERRILL LYNCH PNG LNG CORP.

CONTENTS

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this "**Agreement**") is entered into as of February 27, 2009, between INTEROIL CORPORATION, a Yukon Territory corporation (the "**Company**") and MERRILL LYNCH PNG LNG CORP., a company organized under the laws of the Cayman Islands (the "**Purchaser**").

W I T N E S S E T H:

RECITALS:

WHEREAS, pursuant to that certain Share Purchase and Sale and Settlement Agreement, dated on or about the date hereof, by and between, among others, the Company and the Purchaser (the "**Purchase Agreement**"), the Company has agreed to sell and issue to the Purchaser, and the Purchaser has agreed to purchase from the Company, such number of shares of common stock, no par value, of the Company (the "**Common Stock**") as is equal in value to $11,250,000 ("**Purchased Common Shares**"), subject to the terms and conditions set forth therein; and

WHEREAS, the Company has agreed to provide the registration and other rights set forth in this Agreement with respect to the Purchased Common Shares for the benefit of the Purchaser; and

WHEREAS, pursuant to the terms and conditions of the Purchase Agreement, it is a condition precedent to the obligation of the Purchaser to consummate the Closing (as defined in the Purchase Agreement) that the Company shall have executed and delivered this Agreement;

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in the Purchase Agreement and this Agreement, the Company and the Purchaser agree as follows:

1. **CERTAIN DEFINITIONS.**

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement. As used in this Agreement, the following terms shall have the following respective meanings:

"**Approved Markets**" shall have the meaning set forth in Section 2(b)(iii)(A) herein.

"**Business Days**" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the City of New York or are authorized or required by law or executive order to remain closed.

"**Canadian Prospectus**" shall have the meaning set forth in Section 2(a) herein.

"**Closing**" and "**Closing Date**" shall mean the Closing and the Closing Date with respect to the purchase of the Purchased Common Shares as defined in the Purchase Agreement.

"**Commission**" or "**SEC**" shall mean the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

"**Common Shares**" shall mean shares of the Common Stock of the Company.

"**Common Stock**" shall have the meaning set forth in the Recitals.

"**Effectiveness Commencement Date**" shall have the meaning set forth in Section 2(b)(iii)(A) herein.

"**Effectiveness Deadline**" shall have the meaning set forth in Section 2(a) herein.

"**Exchange Act**" shall mean the U.S. Securities Exchange Act of 1934, as amended.

"**Interfering Events**" shall have the meaning set forth in Section 2(b) herein.

"**Grace Suspension Period**" shall have the meaning set forth in Section 2(b)(ii) herein.

"**Holder**" and "**Holders**" shall include the Purchaser and any transferee or transferees of Registrable Securities which have not ceased to be Registrable Securities to whom the registration rights conferred by this Agreement have been transferred in compliance with this Agreement, the Purchase Agreement and all applicable federal and state securities laws.

"**Indemnified Party**" shall have the meaning set forth in Section 6(c) herein.

"**Indemnifying Party**" shall have the meaning set forth in Section 6(c) herein.

"**Liquidated Damages**" shall have the meaning set forth in Section 2(b)(i)(A) herein.

"**Listing Period**" shall have the meaning set forth in Section 2(b)(iii)(A) herein.

"**Person**" shall mean any natural person, corporation, partnership, trust, organization, association, limited liability company, governmental authority, business or other entity.

"**Purchase Agreement**" shall have the meaning set forth in the Recitals.

"**Purchased Common Shares**" shall have the meaning set forth in the Recitals.

"**Purchase Price**" shall mean total value of shares held by a Holder, calculated by multiplying (x) the number of shares held by a Holder that were acquired pursuant to the Purchase Agreement by (y) the price per Purchased Common Share determined in accordance with the Purchase Agreement.

The terms "**register,**" "**registered**" and "**registration**" shall refer to a registration effected by preparing and filing a registration statement in compliance with the

Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement by such authorities.

"**Registrable Securities**" shall mean: (i) the Purchased Common Shares; (ii) securities issued or issuable upon any stock split, stock dividend, recapitalization, exchange or similar event or in connection with any other applicable anti-dilution provisions with respect to the Purchased Common Shares; and (iii) any other security issued as a dividend or other distribution with respect to, in exchange for or in replacement of the securities referred to in the preceding clauses, except that any such security shall cease to be a Registrable Security upon (x) sale pursuant to a registration statement or Rule 144, or (y) such security becoming eligible for sale by the Holder without restriction (including volume limitations, if applicable) pursuant to Rule 144.

"**Registration Default**" shall have the meaning set forth in Section 2(b)(i)(A) herein.

"**Registration Expenses**" shall mean all expenses to be incurred by the Company in connection with each Holder's registration rights under this Agreement, including, without limitation, all registration and filing fees associated with the Registration Statement/Preliminary Prospectus, the Registration Statement/Prospectus and any amendments or supplements thereto, printing expenses, fees and disbursements of counsel for the Company, and blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company).

"**Registration Period**" shall have the meaning set forth in Section 5 herein.

"**Registration Statement**" shall have the meaning set forth in Section 2(a) herein.

"**Registration Statement/Preliminary Prospectus**" shall have the meaning set forth in Section 2(a) herein.

"**Registration Statement/Prospectus**" shall have the meaning set forth in Section 2(a) herein.

"**Regulation D**" shall mean Regulation D as promulgated pursuant to the Securities Act, and as subsequently amended from time to time.

"**Rule 144**" means Rule 144 promulgated under Securities Act, or any successor rule.

"**Securities Act**" shall mean the U.S. Securities Act of 1933, as amended.

"**Selling Expenses**" shall mean all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities and all fees and disbursements of counsel for Holders.

"**Selling Holder**" shall mean a Holder who is selling Registrable Securities pursuant to a registration statement or a prospectus.

2. **REGISTRATION REQUIREMENTS.**

The Company shall use its commercially reasonable efforts to effect the registration of the resale of the Registrable Securities (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and under the rules and applicable securities laws of the province of Ontario (the "**Province**") as would permit or facilitate the resale of all the Registrable Securities in the manner (including manner of sale) and in all states, territories and possessions of the United States reasonably requested by the Holder. Such commercially reasonable efforts by the Company shall include, without limitation, the following:

(a) The Company shall, as expeditiously as possible:

(i) On the Closing Date prepare and file (x) a registration statement with the Commission pursuant to the rules and regulations applicable in the home jurisdiction of the Company and Rule 467 and Rule 408 under the Securities Act on Form F-10, F-1 or S-1 or any corresponding successor forms that may be available under the Securities Act (or in the event that the Company is ineligible to use such forms, such other appropriate form as the Company is eligible to use under the Securities Act) covering resales by the Holders of the Registrable Securities and no other securities (the "**Registration Statement**") and (y) prior to or contemporaneously with the filing of the Registration Statement, file with the Ontario Securities Commission (the "**Canadian Securities Regulator**") a preliminary Canadian prospectus (the "**Canadian Preliminary Prospectus**" and, collectively referred to with the Registration Statement as the "**Registration Statement/Preliminary Prospectus**") qualifying the resale of the same securities as those covered by the Registration Statement under applicable securities laws of the Province. Thereafter the Company shall use its commercially reasonable efforts to (I) cause the Registration Statement and other filings to be declared effective; and (II) file with the Canadian Securities Regulator and obtain a receipt for a final Canadian prospectus ("**Canadian Prospectus**" and collectively referred to with the Registration Statement as the "**Registration Statement/Prospectus**"), in each case as soon as possible, and in any event prior to 60 days following the Closing Date (the "**Effectiveness Deadline**"). The number of shares of Common Stock initially included in such Registration Statement/Prospectus shall be no less than the number of Purchased Common Shares. Without limiting the foregoing, the Company will promptly respond to all comments, inquiries and requests of the Canadian Securities Regulator and the SEC. The Company shall provide the Holders reasonable opportunity to review any such Registration Statement/Prospectus or amendment or supplement thereto prior to filing.

(ii) Prepare and file with the Canadian Securities Regulator and the SEC such amendments and supplements to such Registration Statement/Prospectus and the prospectuses used in connection with such Registration Statement/Prospectus as may be necessary to comply with the provisions of the Securities Act and applicable securities laws in the Province with respect to the disposition of all securities covered by such Registration Statement/Prospectus and notify the Holders of the filing and effectiveness of such Registration Statement/Prospectus and any amendments or supplements.

(iii) Furnish to each Holder PDF copies of a current prospectus conforming with the requirements of the Securities Act, copies of the Registration Statement/Prospectus, any amendment or supplement thereto and any documents incorporated by reference therein and such other documents in order to facilitate the disposition of Registrable Securities owned by such Holder.

(iv) Register and qualify the securities covered by such Registration Statement/Prospectus under the securities or "blue sky" laws of all domestic jurisdictions, to the extent required; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(v) Notify each Holder immediately of the happening of any event (but not the substance or details of any such events unless specifically requested by a Holder) as a result of which the Registration Statement/Prospectus or any prospectus (including any supplements thereto or thereof) included therein, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and use its commercially reasonable efforts to promptly update and/or correct such prospectus.

(vi) Notify each Holder immediately of the issuance by the Canadian Securities Regulator and the Commission or any state securities commission or agency of any stop order (or equivalent action) suspending the effectiveness of the Registration Statement/Prospectus or the threat or initiation of any proceedings for that purpose. The Company shall use its commercially reasonable efforts to prevent the issuance of any stop order (or equivalent action) and, if any stop order is issued, to obtain the lifting thereof at the earliest possible time.

(vii) List the Registrable Securities covered by such Registration Statement/Prospectus with all securities exchange(s) and/or markets on

which the Common Stock is then listed, including, without limitation, the NYSE Alternext US.

Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to file or maintain the effectiveness of a Canadian Prospectus following such time as the Registrable Securities are freely tradable by the Holders without qualification by prospectus under the applicable securities laws of the Province. Notwithstanding anything in this Agreement to the contrary, in the event that the proposed resale by any Holder of Registrable Securities is deemed by the Commission to be a primary offering by the Company, the Company shall, consistent with the registration requirements set forth in this Section 2 and elsewhere in this Agreement, file a registration statement with the Commission on an appropriate form registering the sale of such Registrable Securities, with the Holder thereof identified as an underwriter, and the Company shall cooperate fully with such Holder in establishing such Holder's due diligence defense related to such registration statement and take all other actions reasonably required by Holder in connection with such registration.

(b) Set forth below in this Section 2(b) are (I) events that may arise that the Purchaser considers will interfere with the full enjoyment of their rights under this Agreement and the Purchase Agreement (the "**Interfering Events**"), and (II) certain remedies applicable in relation to each of these events.

Paragraphs (i) through (iii) of this Section 2(b) describe the Interfering Events and provide a remedy to the Purchaser if an Interfering Event occurs.

Paragraph (iv) provides, inter alia, that the Purchaser has the right to specific performance. Paragraph (v) contains a limitation on the maximum amount of Liquidated Damages.

The preceding paragraphs in this Section 2(b) are meant to serve only as an introduction to this Section 2(b), are for convenience only, and are not to be considered in applying, construing or interpreting this Section 2(b).

(i) <u>Delay in Effectiveness of Registration Statement/Prospectus</u>.

(A) If such Registration Statement/Prospectus has not been declared effective by the Effectiveness Deadline and a final receipt from the Canadian Securities Regulator obtained therefore or, subject to the delay rights in Section 2(b)(ii), any Registration Statement/Prospectus required by this Agreement has been declared effective but thereafter ceases to be effective or ceases to be usable in connection with resales of Registrable Securities (each such event, a "**Registration Default**"), then the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty, with respect to each 30-day period following the occurrence of any such Registration Default until all Registration Defaults have been cured, equal to 1.00% of the such Holder's Purchase Price (the "**Liquidated**

Damages"). The Liquidated Damages shall apply on a daily pro-rata basis for any portion of a 30-day period prior to the cure of a Registration Default. The Liquidated Damages shall be payable within five Business Days of the end of each 30-day period that such Registration Defaults are continuing. Any Liquidated Damages shall be paid to each Holder in cash or immediately available funds.

(B) Notwithstanding the foregoing, there shall be excluded from the calculation of the number of days that the Registration Statement/Prospectus has not been declared effective the delays which are solely attributable to delays in the Holder providing information required for the Registration Statement/Prospectus.

(C) If the Company is unable to cause a Registration Statement/Prospectus to go effective and obtain a receipt therefor from the Canadian Securities Regulator within the time periods provided under this Agreement as a result of an acquisition, merger, reorganization, disposition or other similar transaction, then the Company may request a waiver of the Liquidated Damages, which may be granted or withheld by the consent of the Holders of the Purchased Common Shares in their sole discretion. A Holder's rights under this section shall terminate upon the earlier of (i) the time when all such Registrable Securities are sold by such Holder, and (ii) the time when such Registrable Securities become eligible for resale by the Holder without restriction (including volume limitations, if applicable) pursuant to Rule 144.

(ii) Delay Rights. Notwithstanding anything to the contrary contained herein, the Company may, upon written notice to any Selling Holder whose Registrable Securities are included in the Registration Statement/Prospectus, suspend such Selling Holder's use of the Registration Statement/Prospectus or of any prospectus that is a part thereof(in which event the Selling Holder shall discontinue sales of the Registrable Securities pursuant to the Registration Statement/Prospectus, but such Selling Holder may settle any such sales of Registrable Securities) if (i) the Company is pursuing an acquisition, merger, reorganization, disposition or other similar transaction and the Company determines in good faith that its ability to pursue or consummate such a transaction would be materially adversely affected by any required disclosure of such transaction in the Registration Statement/Prospectus or (ii) the Company is otherwise in possession of material non-public information the disclosure of which at such time, in the good faith judgment of the Company, would materially adversely affect the Company; provided, however, in no event shall the Selling Holders be suspended for a period that exceeds an aggregate of 30 days in any 90-day period or 90 days in any 365-day period ("**Grace Suspension Period**"). Upon disclosure of such information or the termination of the condition

described above, the Company shall provide prompt notice to the Selling Holders whose Registrable Securities are included in the Registration Statement/Prospectus, shall promptly terminate any suspension of sales it has put into effect and shall take such other actions to permit registered sales of Registrable Securities as contemplated in this Agreement. The Company shall not owe any Liquidated Damages during any Grace Suspension Period.

(iii) No Listing; Suspension of Class of Shares

(A) If the Company fails, refuses or for any other reason is unable to cause the Registrable Securities covered by the Registration Statement/Prospectus to be listed (subject to issuance) with NYSE Alternext US, the NYSE or the Nasdaq Stock Market (collectively, "**Approved Markets**") at all times during the period ("**Listing Period**") from the date ("**Effectiveness Commencement Date**") which is the earlier of the effectiveness of the Registration Statement/Prospectus and the 60th day following the Closing Date until such time as the registration period specified in Section 5 terminates, then the Company shall owe the Holders an amount equal to the Liquidated Damages on a pro rata basis for the foregoing designated time period.

(B) If the Common Stock of the Company is not listed on an Approved Market at all times following the Closing Date, or is otherwise suspended from trading and remains unlisted or suspended for three consecutive days, until the registration period specified in Section 5 terminates, then the Company shall owe the Holders an amount equal to the Liquidated Damages, following (x) the date on which the suspension period exceeded the permitted period under Section 2(b)(ii) or (y) the day after the Registration Statement/Prospectus ceased to be effective or failed to be useable for its intended purposes, as liquidated damages and not as penalty. For purposes of this Section 2(b)(iii)(B), a suspension shall be deemed lifted on the date that notice that the suspension has been lifted is delivered to the Holders.

(iv) Cumulative Remedies. The Liquidated Damages provided for above are in addition to and not in lieu or limitation of any other rights the Holders may have at law, in equity or under the terms of the Purchase Agreement and this Agreement, including without limitation, the right to monetary contract damages and specific performance.

(v) Maximum Liquidated Damages. Notwithstanding anything to the contrary in this Agreement, the aggregate amount of the Liquidated Damages

payable by the Company under this Agreement shall not exceed $1,000,000.

(c) If the Holder(s) intend to distribute the Registrable Securities by means of an underwriting, the Holder(s) shall so advise the Company. Any such underwriting may only be administered by nationally or regionally recognized investment bankers reasonably satisfactory to the Company.

(d) The Company shall enter into such customary agreements for secondary offerings (including a customary underwriting agreement with the underwriter or underwriters, if any) and take all such other reasonable actions reasonably requested by the Holders in connection with any underwritten offering or when the Canadian Securities Regulator or the SEC has required that the Holders be identified as underwriters in the Registration Statement/Prospectus in order to expedite or facilitate the disposition of such Registrable Securities and in such connection:

(i) make such representations and warranties to the Holders and the underwriter or underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in secondary offerings;

(ii) cause to be delivered to the sellers of Registrable Securities and the underwriter or underwriters, if any, opinions of independent counsel to the Company, on and dated as of the effective day (or in the case of an underwritten offering, dated the date of delivery of any Registrable Securities sold pursuant thereto) of the Registration Statement/Prospectus, and within ninety (90) days following the end of each fiscal year thereafter, which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the Holders and the underwriter(s), if any, and their counsel and covering such matters that are customarily given to underwriters in underwritten offerings, addressed to the Holders and each underwriter, if any;

(iii) cause to be delivered, immediately prior to the effectiveness of the Registration Statement/Prospectus (and, in the case of an underwritten offering, at the time of delivery of any Registrable Securities sold pursuant thereto), and at the beginning of each fiscal year following a year during which the Company's independent certified public accountants shall have reviewed any of the Company's books or records, a "comfort" letter from the Company's independent certified public accountants addressed to each underwriter (including the Holders, if the Canadian Securities Regulator or the SEC has required them to be identified as underwriters in the Registration Statement), if any, to the extent requested by such underwriters, stating that such accountants are independent public accountants within the meaning of the Securities Act and the applicable published rules and regulations thereunder, and otherwise in customary

form and covering such financial and accounting matters as are customarily covered by letters of the independent certified public accountants delivered in connection with secondary offerings; such accountants shall have undertaken in each such letter to update the same during each such fiscal year in which such books or records are being reviewed so that each such letter shall remain current, correct and complete throughout such fiscal year; and each such letter and update thereof, if any, shall be reasonably satisfactory to such underwriters;

(iv) if an underwriting agreement is entered into, the same shall include customary indemnification and contribution provisions to and from the underwriters and procedures for secondary underwritten offerings; and

(v) deliver such documents and certificates as may be reasonably requested by the Holders of the Registrable Securities being sold or the managing underwriter or underwriters, if any, to evidence compliance with clause (i) above and with any customary conditions contained in the underwriting agreement, if any.

(e) The Company shall make available for inspection by the Holders, representative(s) of all the Holders together, any underwriter participating in any disposition pursuant to a Registration Statement/Prospectus, and any attorney or accountant retained by any Holder or underwriter, all financial and other records customary for purposes of the Holders' due diligence examination of the Company and review of any Registration Statement/Prospectus, all publicly filed documents filed subsequent to the Closing, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement/Prospectus, provided that such parties agree to keep such information confidential to the extent such information is not already publicly available. Notwithstanding the foregoing, the foregoing right shall not extend to any Holder (i) who is not a financial investor or entity or (ii) who, itself or through any affiliate, has any strategic business interest that would reasonably be expected to be in conflict with any business of the Company or its Subsidiaries.

(f) Subject to Section 2(b) above and to clause (i) below, the Company may suspend the use of any prospectus used in connection with the Registration Statement/Prospectus only in the event, and for such period of time as such a suspension is required by the rules and regulations of the Commission. The Company will use commercially reasonable efforts to cause such suspension to terminate at the earliest possible date.

(g) If the Holders become entitled, pursuant to an event described in clauses (ii) and (iii) of the definition of Registrable Securities, to receive any securities in respect of Registrable Securities that were already included in a Registration

Statement/Prospectus, subsequent to the date such Registration Statement/Prospectus is declared effective, and the Company is unable under the securities laws to add such securities to the then effective Registration Statement/Prospectus, the Company shall promptly file, in accordance with the procedures set forth herein, an additional Registration Statement/Prospectus with respect to such newly Registrable Securities. The Company shall use its commercially reasonable efforts to (i) cause any such additional Registration Statement/Prospectus, when filed, to become effective under the Securities Act, and (ii) keep such additional Registration Statement/Prospectus effective during the period described in Section 5 below and cause such Registration Statement/Prospectus to become effective within 60 days of the date on which the need to file the Registration Statement/Prospectus arose. All of the registration rights and remedies under this Agreement shall apply to the registration of the resale of such new Registrable Securities, including without limitation the provisions providing for liquidated payments contained herein.

(h) The Company shall prepare and file with the Canadian Securities Regulator and the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement/Prospectus and the prospectus used in connection with such Registration Statement/Prospectus, which prospectus amendments and supplement is to be filed pursuant to the rules and regulations applicable in the Province and the Securities Act, as may be necessary to keep such Registration Statement/Prospectus effective at all times during the Registration Period (as defined below), and, during such period, comply with the provisions of the Securities Act and applicable securities laws in the Province with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement/Prospectus. In the case of amendments and supplements to a Registration Statement/Prospectus which are required to be filed pursuant to this Agreement (including pursuant to this Section 2) by reason of the Company filing a periodic report (whether on an applicable form of the Canadian Securities Regulator or on Form 20-F, Form 40-F, or Form 6-K or any analogous or successor form under the Exchange Act), the Company shall have incorporated such report by reference into such Registration Statement/Prospectus, if applicable, or shall have filed such amendments or supplements with the Canadian Securities Regulator and the SEC on the same day on which the continuous disclosure document or periodic report which created the requirement for the Company to amend or supplement such Registration Statement/Prospectus is filed.

(i) Each Holder agrees by its acquisition of the Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Sections 2(a)(v) or 2(a)(vi), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement/Prospectus until such Holder's receipt of the copies of the supplemented prospectus and/or amended Registration Statement/Prospectus

contemplated by Section 2(h), or until it is advised in writing by the Company that the use of the applicable prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus or Registration Statement/Prospectus. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

(j) If requested by a Holder, the Company shall (i) as soon as practicable incorporate in a prospectus supplement or post-effective amendment such information as a Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement/Prospectus if reasonably requested by a Holder holding any Registrable Securities.

3. **EXPENSES OF REGISTRATION.**

All Registration Expenses in connection with any registration, qualification or compliance with registration pursuant to this Agreement shall be borne by the Company, and all Selling Expenses of a Holder shall be borne by such Holder.

4. **REGISTRATION.**

The Company shall use its commercially reasonable efforts (i) maintain its status as a reporting issuer in the Province and (ii) to remain qualified for registration on Form F-10, F-1, S-1, or any comparable or successor form or forms, or in the event that the Company is ineligible to use such form, such appropriate form as the Company is eligible to use under the Securities Act provided that the Company shall maintain the effectiveness of the Registration Statement/Prospectus then in effect until such time as a Registration Statement covering the Registrable Securities has been declared effective by the SEC.

5. **REGISTRATION PERIOD.**

In the case of the registration effected by the Company pursuant to this Agreement, the Company shall keep the Registration Statement/Prospectus effective until the earlier of (a) the date on which all the Holders have completed the sales or distribution described in the Registration Statement/Prospectus relating thereto or, (b) until all Registrable Securities may be resold by the Holders without restriction (including volume limitations, if applicable) pursuant to Rule 144 or applicable securities laws in the

Province (the "**Registration Period**"). Subject to Section 8 below, this Agreement shall be terminated automatically without further action by any party hereto upon the expiration of the Registration Period.

6. **INDEMNIFICATION.**

(a) Company Indemnity. The Company will indemnify and hold harmless each Holder, each Holder's officers, directors, agents, shareholders, members and partners, and each person controlling each of the foregoing, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the rules and regulations thereunder, with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the rules and regulations thereunder, any underwriter and each affiliate of any underwriter within the meaning of Rule 405 under the Securities Act from and against all claims, losses, damages, liabilities and expenses (and actions in respect thereof), as incurred, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance, or any amendment or supplement thereto, or arising out of or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, or any violation by the Company of the Securities Act, any applicable Canadian securities laws or any state securities law or, any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and will reimburse each Holder, each Holder's officers, directors, agents, shareholders, members and partners, and each person controlling each of the foregoing, each such underwriter and each person who controls any such underwriter, for any reasonable documented legal fees and any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action; provided that the Company will not be liable in any such case to a Holder to the extent that any such claim, loss, damage, liability or expense arises out of or is based on (i) any untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company in writing by such Holder or the underwriter (if any) therefor and stated to be specifically for use therein or (ii) the use by such Holder of an outdated or defective prospectus after the Company has notified such Holder in writing that such prospectus is outdated or defective and the use of a corrected or updated prospectus would have avoided such claims, losses, damages, liabilities or expenses. The indemnity agreement contained in this Section 6(a) shall not apply to amounts paid in settlement of any such loss,

claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent will not be unreasonably withheld).

(b) Holder Indemnity. Each Holder will, severally and not jointly, if Registrable Securities held by it are included in the securities as to which such registration, qualification or compliance is being effected pursuant to this Agreement, indemnify and hold harmless the Company, each of the Company's directors, officers and agents, and each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the rules and regulations thereunder, each other Holder (if any), and each of their officers, directors and partners, and each person controlling such other Holder(s) against all claims, losses, damages, liabilities and expenses (and actions in respect thereof), as incurred, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or arising out of or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and will reimburse the Company and such other Holder(s) and their directors, officers and partners, underwriters or control persons for any reasonable documented legal fees or any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company in writing by such Holder and stated to be specifically for use therein, and provided that the maximum amount for which such Holder shall be liable under this indemnity shall not exceed the net proceeds received by such Holder from the sale of the Registrable Securities pursuant to the registration statement in question. The indemnity agreement contained in this Section 6(b) shall not apply to amounts paid in settlement of any such claims, losses, damages or liabilities if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld).

(c) Procedure. Each party entitled to indemnification under this Section 6 (the "**Indemnified Party**") shall give notice to the party required to provide indemnification (the "**Indemnifying Party**") promptly after such Indemnified Party has actual knowledge of any claim in respect of which indemnity may be sought, provided that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 6 except to the extent that the Indemnifying Party is materially and adversely affected by such failure to provide notice. The Indemnified Party shall permit the Indemnifying Party to assume the defense of any such claim in any

proceeding or litigation resulting therefrom and to retain counsel reasonably satisfactory to the Indemnified Party. The Indemnifying Party shall pay the fees and disbursements of such counsel related to such proceeding or litigation. In any such proceeding or litigation, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding or litigation (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party (which consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement which does not include as a term thereof the giving by the claimant or plaintiff of an unconditional release of such Indemnified Party from all liability in respect of such claim or litigation. Each Indemnified Party shall furnish such non-privileged information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

7. **CONTRIBUTION.**

If the indemnification provided for in Section 6 herein is unavailable to the Indemnified Parties in respect of any losses, claims, damages or liabilities referred to therein (other than by reason of the exceptions provided therein), then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities as between the Company on the one hand and any Holder on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of such Holder in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of any Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by such Holder.

In no event shall the obligation of any Indemnifying Party to contribute under this Section 7 exceed the amount that such Indemnifying Party would have been obligated to pay by way of indemnification if the indemnification provided for under Section 6(a) or 6(b) hereof had been available under the circumstances.

The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Holders or the underwriters were treated as one entity for such purpose) or by any

other method of allocation which does not take account the equitable considerations referred to in the immediately preceding paragraphs. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraphs shall be deemed to include, subject to the limitations set forth above, any reasonable documented legal fees or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this section, no Holder or underwriter shall be required to contribute any amount in excess of the amount by which (i) in the case of any Holder, the net proceeds received by such Holder from the sale of Registrable Securities pursuant to the registration statement in question or (ii) in the case of an underwriter, the total price at which the Registrable Securities purchased by it and distributed to the public were offered to the public exceeds, in any such case, the amount of any damages that such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

8. **SURVIVAL.**

The indemnity and contribution agreements contained in Sections 6 and 7 and the representations and warranties of the Company referred to in Section 2(d)(i) shall remain operative and in full force and effect regardless of (i) any termination of this Agreement or the Purchase Agreement or any underwriting agreement, (ii) any investigation made by or on behalf of any Indemnified Party or by or on behalf of the Company, and (iii) the consummation of the sale or successive resales of the Registrable Securities.

9. **INFORMATION BY HOLDERS.**

Each Holder shall promptly furnish to the Company such information regarding such Holder and the distribution and/or sale proposed by such Holder as the Company may from time to time reasonably request in writing in connection with any registration, qualification or compliance referred to in this Agreement or the Purchase Agreement. The intended method or methods of disposition and/or sale of such securities as so provided by such Holder shall be included without alteration in the Registration Statement/Prospectus covering the Registrable Securities and shall not be changed without written consent of such Holder. Each Holder agrees that, other than ordinary course brokerage arrangements, in the event it enters into any arrangement with a broker dealer for the sale of any Registrable Securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, such Holder shall promptly deliver to the Company in writing all applicable information required in order for the Company to be able to timely file a supplement to the Prospectus pursuant to the applicable rules and regulations of the Company's home jurisdiction or Rule 424(b) under the Securities Act, as applicable, to the extent that

such supplement is legally required. Such information shall include a description of (i) the name of such Holder and of the participating broker dealer(s), (ii) the number of Registrable Securities involved, (iii) the price at which such Registrable Securities were or are to be sold, and (iv) the commissions paid or to be paid or discounts or concessions allowed or to be allowed to such broker dealer(s), where applicable.

10. **REPLACEMENT CERTIFICATES.**

The certificate(s) representing the Registrable Securities held by the Purchaser (or then Holder) may be exchanged by the Purchaser (or such Holder) at any time and from time to time for certificates with different denominations representing an equal aggregate number of Registrable Securities, as reasonably requested by the Purchaser (or such Holder) upon surrendering the same. No service charge will be incurred for such registration or exchange. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of any certificates representing a Registrable Security and, in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it, or upon surrender and cancellation of such certificate if mutilated, the Company will make and deliver a new certificate of like tenor and dated as of such cancellation at no charge to the holder.

11. **TRANSFER OR ASSIGNMENT.**

Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. The rights granted to the Purchaser by the Company under this Agreement to cause the Company to register Registrable Securities may be transferred or assigned (in whole or in part) to any transferee or assignee of any Registrable Securities, and all other rights granted to the Purchaser by the Company hereunder may be transferred or assigned to any transferee or assignee of any Registrable Securities; provided in each case that the Company must be given written notice by the Purchaser at the time of or within a reasonable time after said transfer or assignment, stating the name and address of said transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned; and provided further that the transferee or assignee of such rights agrees in writing to be bound by the registration provisions of this Agreement.

12. **REPORTS UNDER THE EXCHANGE ACT.**

With a view to making available to the Holders the benefits of Rule 144 or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of the Company to the public without registration, the Company agrees to:

(a) cause there to be "current public information" available with respect to the Company, as such term is used in Rule 144;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(c) furnish to each Holder so long as such Holder owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Holders to sell such securities pursuant to Rule 144 without registration.

13. **MISCELLANEOUS.**

(a) Remedies. The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

(b) Jurisdiction. Each of the Company and the Holders (i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court, the New York State courts and other courts of the United States sitting in the Borough of Manhattan, New York County, New York State for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) hereby waives, and agrees not to assert in any such suit action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. The Company and each of the Holders consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this paragraph shall affect or limit any right to serve process in any other manner permitted by law.

(c) Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case

properly addressed to the party to receive the same. The addresses for such communications shall be:

to the Company:

InterOil Corporation
Level 1
60-92 Cook Street
Cairns QLD 4870, Australia
Telephone: +6 17 4046 4600
Facsimile: +6 17 4031 4565
Email: phil.mulacek@interoil.com and mark.laurie@interoil.com

with a copy to:

Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
Attention: Bill Nelson
Telephone: (713) 547-2084
Facsimile: (713) 236-5557
Email: bill.nelson@haynesboone.com

If to the Purchaser/Holder:

Merrill Lynch PNG LNG Corp.
Office of General Counsel
Global Markets & Investment Banking Group
Merrill Lynch Global Commodities, Inc.
20 Greenway Plaza, Suite 950
Houston, TX 77046
United States of America

Attention: Ron Oppenheimer
Telephone: +1-713-544-7400
Facsimile: +1-713-544-5551
Email: ron_oppenheimer@ml.com

Attention: Will Green
Telephone: +44 (0) 20 7995 9047
Facsimile: +1-713-544-5551
Email: will_green@ml.com

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP
10 Gresham Street

London EC2V 7JD
England
Attention: Phillip Fletcher, Esq.
Telephone: +44 (0) 20 7615 3002
Facsimile: +44 (0) 20 7615 3100

Attention: Barry Burland, Esq.
Telephone: +44 (0) 20 7615 3071
Facsimile: +44 (0) 20 7615 3100

or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(d) Waivers. No waiver by any party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

(e) Execution in Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, it being understood that all parties need not sign the same counterpart.

(f) Signatures. Facsimile signatures shall be valid and binding on each party submitting the same.

(g) Entire Agreement; Amendment. This Agreement, together with the Purchase Agreement and the agreements and documents contemplated hereby and thereby, collectively contain the entire understanding and agreement of the parties. Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Holders who then hold at least two-thirds of the Registrable Securities. Any amendment or waiver effected in accordance with this Section 14(g) shall be binding upon each Holder and the Company. No such amendment shall be effective to the extent that it applies to less than all of the Holders of the Registrable Securities. No

consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

(h) Governing Law. This Agreement shall be governed by and construed in accordance with the internal and substantive laws of the State of New York and without regard to any conflicts of laws concepts which would apply the substantive law of some other jurisdiction.

(i) Jury Trial. EACH PARTY HERETO WAIVES THE RIGHT TO A TRIAL BY JURY FOR THE ADJUDICATION OF ANY DISPUTE UNDER THIS AGREEMENT.

(j) Titles. The titles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(k) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

INTEROIL CORPORATION

By: ______________________
Name: Phil E. Mulacek
Title: Chief Executive Officer

MERRILL LYNCH PNG LNG CORP.

By: [signature]
Name: BRAD HITCH
Title: DIRECTOR